UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 1, 2016, Cencosud S.A. (“Cencosud” or the “Company”) filed an official notice of an essential event (Hecho Esencial) (an English translation of which is attached hereto as Exhibit A) with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), or SVS, informing of the pricing of its public bond offering in Chile. The bonds referenced herein have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable securities laws. This report does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.
The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.

Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Cencosud S.A.

Date: December 5, 2016	By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager

Exhibit A
[English Translation]
NOTICE OF ESSENTIAL EVENT
CENCOSUD S.A.
 Securities Registry Inscription No. 743

     Santiago, December 1, 2016

Mr.
Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
Avenida Libertador Bernardo O’Higgins N°1449
Santiago

Dear Sirs:
In compliance with the provisions of Article 9 and the second subparagraph of Article 10, both of Law No. 18,045, and General Regulatory Guideline No. 30 of the Superintendency of Securities and Insurance, and duly empowered to do so, I inform this Superintendency of an essential event relating to the public offering of securities of the company Cencosud S.A. (the “Company”), as follows:
On November 30, 2016, the Company issued the following series of bonds under the Bond Issuance Line of Debt Title registered in the Securities Registry under No. 816:
(a) Series P Bonds in an amount of Ch$52,000,000,000 with a maturity date of November 7, 2022, a nominal rate of 4.70% per year and a fiscal interest rate of 5.34%.
(b) Series R Bonds in an amount of 5,000,000 Unidades de Fomento with a maturity date of November 7, 2041, a nominal rate of 2.70% per year and a fiscal interest rate of 3.39%.
The Series P and Series R bonds were issued in accordance with the tax regime established by Article 104 of the Income Tax Law contained in Decree Law No. 824 of 1974, as amended.

Yours Truly,

/s/ Sebastián Rivera Martínez

Sebastián Rivera Martínez
Chief Legal Officer
Cencosud S.A.

cc:
Bolsa de Comercio de Santiago
Bolsa Electrónica
Bolsa de Valparaíso
Representative of the Bondholders

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